EX-99.(a)(5)(A)

-FOR IMMEDIATE RELEASE-

ELRON COMMENCES

PARTIAL TENDER OFFER FOR CASH FOR GIVEN IMAGING

Tel Aviv, May 16, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it is commencing today a tender offer to purchase 1,462,640 ordinary shares of Given Imaging Ltd. (Nasdaq & TASE: GIVN) for $16.54 per share, net to the seller in cash, less any required withholding taxes and without interest. If the tender offer is completed, the total payments made by Elron will aggregate to $24,192,065. If more than the maximum number of shares offered to be purchased in the tender offer are tendered, Elron will purchase shares on a pro rata basis.

The bidder, Elron, currently beneficially owns 8,002,180 Given Imaging shares, representing approximately 27.4% of the issued and outstanding Given Imaging shares or, when taken together with the issued and outstanding Given Imaging shares owned by Elron’s affiliates, 12,721,708 Given Imaging shares, representing approximately 43.5% of the issued and outstanding shares of Given Imaging. If the offer is completed, Elron will beneficially own approximately 32.4% of the issued and outstanding Given Imaging shares, or when taken together with the issued and outstanding Given Imaging shares owned by Elron’s affiliates, approximately 48.5% of the issued and outstanding Given Imaging shares.

On May 15, 2008, the last trading day before commencement of the offer, the closing sale price of the Given Imaging shares was $15.75 on Nasdaq and NIS 54.49 ($15.91 based on an exchange rate of NIS 3.42 per United States dollar as of May 15, 2008) on the Tel Aviv Stock Exchange (“TASE”).

The initial period of the tender offer and withdrawal rights are scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on June16, 2008, unless the initial period is extended by Elron. As required by Israeli law, if the conditions to the offer have been satisfied as of the completion of the initial offer period, Elron will provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

The tender offer is conditioned upon: (1) Given Imaging shares representing at least 5.0% of the outstanding shares of Given Imaging (currently, 1,462,640 Given Imaging shares) having been validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer (excluding shares held by Elron, certain affiliates of Elron and certain affiliates of Given Imaging) being greater than the number of shares represented by notices of objection to the offer, and (3) certain other conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of Given Imaging.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement

            The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
            Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

DRAFT

on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Given Imaging. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Given Imaging should read the tender offer materials, which are being filed today by Elron, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which will be filed in due course by Given Imaging, with the SEC and the ISA. Shareholders of Given Imaging should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Given Imaging. For a more detailed description of the risk factors and uncertainties affecting Given Imaging, refer to Given Imaging’s periodic reports filed by Given Imaging with the SEC, which Elron urges investors to consider. Elron undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

            The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
            Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com